UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐     No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐     No     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events

On October 17, 2006, Rhodia exercised the early purchase option for its 10.50% Senior Notes due 2010, 8.000% Senior Notes due 2010 and 7.625% Senior Notes due 2010 (collectively, the “Notes”) validly tendered prior to the Consent Deadline, and entered into a Supplemental Indenture for each Indenture governing the Notes, in each case as described in the Offer to Purchase and Consent Solicitation Statement dated October 2, 2006.

Exhibits

4.1	Supplemental Indenture dated October 17, 2006 to the Indenture dated May 17, 2004 between Rhodia and The Bank of New York governing the 10.50% Senior Notes due 2010.
4.2	Supplemental Indenture dated October 17, 2006 to the Indenture dated May 28, 2003 between Rhodia and The Bank of New York governing the 8.000% Senior Notes due 2010.
4.3	Supplemental Indenture dated October 17, 2006 to the Indenture dated May 28, 2003 between Rhodia and The Bank of New York governing the 7.625% Senior Notes due 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006		RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer